UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

July 2, 2020

We hereby inform as a Relevant Information Communication that Graña y Montero S.A.A. (the “Company”) has executed today a settlement agreement (the "Agreement") with the plaintiffs and their lead counsel on a class action filed against the Company before the United States District Court for the Eastern District of New York and that was timely reported to the market.

The Agreement, which will be effective subject to the Court’s approval, provides a settlement amount of USD 20 million, of which:

a.	USD 5.35 million should be paid by the thirtieth day after the preliminary approval - of which USD 5.00 million are funds from the corresponding insurance policy; and
b.	USD 14.65 million will be paid no later than June 30, 2021.

The second installment will accrue interest at a rate per annum of 5% that will accrue from the date of issuance of the preliminary court approval until the date in which the amount is paid in full.

It should be noted that with the approval of the Agreement by the New York Court the process will be definitively concluded. In this regard, we will inform in due course when we are notified of the above-mentioned approval.

The execution of the Agreement constitutes a key milestone in the Company´s transformation process.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: July 2, 2020